FUNDRISE

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New 13.00% preferred equity investment in North Augusta, SC



We're excited to announce a new addition to the Fundrise portfolio: a preferred equity investment in Jackson Parc, a 343-unit multifamily development in North Augusta, SC. This investment offers an attractive 13.00%[1] annual gross return, further supporting the Income Fund's already-strong yield.

Investment highlights

- **Investment type:** Preferred equity
- **Location:** North Augusta, SC
- **Projected return:** 13.00%[1] gross annual return
- **Investment horizon:** 4-year initial term

Investment overview

Jackson Parc is a 343-unit apartment community featuring seven four-story residential buildings, ten three-story carriage homes, and a resort-style clubhouse with premium amenities and high-quality finishes. Community amenities include a fitness center, pet spa, saltwater pool, and various outdoor recreational areas. The sponsor is a seasoned developer with extensive experience across the multifamily sector in the Southeast.

Investment strategy and structure

1. **Preferred equity position:** The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor.
2. **Strong potential return:** The 13.00%[1] annual gross interest rate delivers a compelling yield, particularly as the Fed signals a shift in policy, reducing rates by 50 basis points at their September meeting.
3. **Experienced sponsor:** The sponsor is highly experienced with over 43 apartment communities with a $3.3 billion value.

What's next

We anticipate that the yield of our Income Fund will remain robust even as interest rates begin to decline. While other income-focused products like high-yield savings accounts may see their returns diminish in the new lower interest rate environment, fixed-rate investments such as these will allow the Income Fund to continue to pay out an increasingly attractive distribution.

Meanwhile, we remain committed to the same diligent underwriting and active asset management that has allowed us to maximize the potential of each investment in our portfolio and will continue to singularly focus on our goal of delivering strong returns to our investors regardless of the inevitable shifts in market cycles and economic conditions.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

FUNDRISE

New 13.25% preferred equity investment in Spokane Valley, WA



We're excited to announce a new addition to the Fundrise portfolio — a preferred equity investment in Saltese Creek, a 192-unit brand new multifamily apartment development. We expect this investment with its attractive 13.25%[1] annual gross return will support the Income Fund's already-strong yield.

Why invest now?

- **Strong potential return:** The 13.25% annual gross interest rate provides a compelling yield in the current market.
- **Priority returns:** The investment is structured as preferred equity and as a result benefits from receiving priority in regard to any returns and distributions ahead of the common equity and sponsor.
- **Proven strategy:** Capitalize on a high-performing portfolio designed to grow even as interest rates decline.

Add real estate to your portfolio

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Background

The Income Fund recently closed on a new investment in Spokane Valley, WA. This preferred equity investment which will be used to fund the development of Saltese Creek, a brand new multifamily apartment development, is part of our ongoing strategy to capitalize on attractive opportunities afforded by the higher interest rate environment over the past couple of years.

Investment highlights

- **Investment type:** Preferred equity
- **Location:** Spokane Valley, WA
- **Projected return:** 13.25% gross annual return
- **Investment horizon:** 3-year initial return
- **Veteran leadership:** Backed by an experienced sponsor with over 300 successful multifamily developments across the Western U.S., ensuring a track record of excellence and reliability

What's next

The Income Fund's yield is expected to remain robust, even as interest rates decline. While other products, like high-yield savings accounts, may see diminishing returns, fixed-rate investments like this will keep distributions attractive. We remain focused on diligent underwriting and active asset management to deliver strong returns, regardless of market shifts.

Get started

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed Cuts Rates—Now It's Your Move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns before values likely recover.

Invest now



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Fed Funds rate (inverted)
We are here
Falling interest rates expected to result in rising real estate values
Forecast recovery
Jan 2022
Jan 2023
Jan 2024
Jan 2025
Sources: Federal Reserve Economic Data, Chatham Financial

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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